UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

February 18, 2014

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces Record 2013 Fourth Quarter and Full Year Results”.
The financial statements tables included in the press release (pages 5-9 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 18, 2014	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Hayden/ MS-IR LLC Miri Segal Tel: +917-607-8654 E-mail: msegal@ms-ir.com Or David Fore Tel: +206-395-2711 E-mail: dave@haydenir.com

Company Press Release

NOVA ANNOUNCES RECORD 2013 FOURTH QUARTER
AND FULL YEAR RESULTS

Record Quarterly Revenues of $30.2 million
And Record Yearly Revenues of $111.5 million

Rehovot, Israel, February 18, 2014 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge standalone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported record 2013 fourth quarter and full year results.

Business Highlights:
•	Stand Alone driving market share gains in major foundries for Front End and Back End Etch process steps in 2X and 1X technology nodes; represented 50% of bookings in 4Q13
•	Growing deliveries of Integrated and Stand Alone tools to support 16/14nm with sequential increase from 3Q13 to 4Q13
•	Shipped first systems for 10nm R&D line to a large pure-play foundry
•	Crossed delivery mark of 250 Metrology tools for 2Xnm and below technology nodes for all industry segments
•	Ongoing evaluations at 3 memory customers for advanced V-NAND and TSV applications
•	Received first orders for Fleet Management SW solution

Fourth Quarter and Full Year 2013 Financial Highlights:
•	Quarterly revenues of $30.2 million, up 37% from $22.1 million a year ago
•	Quarterly gross margin of 53%, up from 50% a year ago
•	Full year 2013 revenues of $111.5 million, up 16% from $96.2 million in 2012
•	Full year gross margin of 53%, similar to 2012
•	Total cash reserves of $99.7 million as of December 31, 2013, and no debt

GAAP Results ($K)
	Q4 2013	Q3 2013	Q4 2012	FY2013	FY2012
Revenues	$30,198	$25,771	$22,098	$111,509	$96,168
Net Income	$3,077	$2,240	$2,472	$10,515	$11,828
Earnings per Diluted Share	$0.11	$0.08	$0.09	$0.38	$0.43

NON-GAAP Results ($K)
	Q4 2013	Q3 2013	Q4 2012	FY2013	FY2012
Net Income	$4,055	$2,724	$1,037	$14,147	$14,211
Earnings per Diluted Share	$0.15	$0.10	$0.04	$0.52	$0.52

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements that are part of this release. Non-GAAP results exclude adjustments of deferred taxes, stock based compensation expenses, income from insurance claim and loss related to equipment and inventory damage.

Management Comments

“We posted record revenues for the fourth quarter and for the whole year, exceeding the high end of our quarterly revenue guidance, due to strong demand for our Optical Metrology solutions during the quarter,” commented Eitan Oppenhaim, President and CEO of Nova. “Our continuous investment in R&D to strengthen our leadership position in Optical Metrology for process control is clearly paying off and leading to increased market share in this high growth market.”

“We continue to outpace the industry as we grow our placement in the Foundry segment, with a presence in multiple process steps in all advanced technology nodes. Our recent market share wins, combined with a diversified and enhanced product portfolio, position us very well for a solid start in 2014. The growth of the semiconductor equipment industry is fueled by growing investments in transitioning to advanced technology nodes and complex device structures. These challenging technology transitions require additional optical metrology measurements for better process control. Nova is well positioned to benefit from these trends and to continue its growth trajectory”.

2013 Fourth Quarter Results

Total revenues for the fourth quarter of 2013 were $30.2 million, an increase of 37% relative to the fourth quarter of 2012, and an increase of 17% relative to the third quarter of 2013.

Gross margin for the fourth quarter of 2013 was 53%, compared with 50% in the fourth quarter of 2012 and 51% in the third quarter of 2013.

Operating expenses in the fourth quarter of 2013 were $12.0 million, compared with $11.4 million in the fourth quarter of 2012 and $10.9 million in the third quarter of 2013.

On a GAAP basis, the company reported net income of $3.1 million, or $0.11 per diluted share, in the fourth quarter of 2013. This compares to a net income of $2.5 million, or $0.09 per diluted share, in the fourth quarter of 2012, and a net income of $2.2 million, or $0.08 per diluted share, in the third quarter of 2013.

On a Non-GAAP basis, which excludes adjustments of deferred taxes, stock based compensation expenses and loss related to equipment and inventory damage, the company reported net income of $4.1 million, or $0.15 per diluted share, in the fourth quarter of 2013. This compares to a net income of $1.0 million, or $0.04 per diluted share, in the fourth quarter of 2012, and a net income of $2.7 million, or $0.10 per diluted share, in the third quarter of 2013.

2013 Full Year Results

Total revenues for 2013 were $111.5 million, compared to total revenues of $96.1 million for 2012.

Gross margin in 2013 was 53%, compared to 53% in 2012.

Operating expenses in 2013 were $46.7 million, compared to $40.6 million in 2012.

On a GAAP basis, the company reported net income of $10.5 million in 2013, or $0.38 per diluted share. This compares to a net income of $11.8 million, or $0.43 per diluted share, in 2012.

On a Non-GAAP basis, which excludes adjustments of deferred taxes, stock based compensation expenses, income from insurance claim and loss related to equipment and inventory damage, the company reported net income $14.1 million in 2013, or $0.52 per diluted share. This compares to a net income of $14.2 million, or $0.52 per diluted share, in 2012.

During 2013, the company generated $11.0 million in cash flow from operating activities, as compared to $7.7 million cash flow generated from operating activities in 2012.

Total cash reserves at the end of 2013 were $99.7 million, compared to $91.4 million at the end of 2012.

Conference Call Information

Nova will host a conference call on Tuesday, February 18, 2014 at 8:30 a.m. Eastern Time, to discuss the fourth quarter results and future outlook, along with its guidance for the first quarter of 2014.

To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. Dial-in Number: 1-877-941-1427
ISRAEL Dial-in Number: 1809-21-4368
INTERNATIONAL Dial-in Number: 1-480-629-9664
At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israeli Time

The conference call will also be webcast live from a link on Nova’s website at http://ir.novameasuring.com. For those unable to participate in the conference call, there will be a replay available from the same link.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasuring.com.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, loss related to equipment and inventory damage, income from insurance claim as well as deferred income taxes adjustments and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transaction, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; new product offerings from our competitors; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of December 31,	As of December 31,
	2013	2012

CURRENT ASSETS
Cash and cash equivalents	17,542	15,963
Short-term interest-bearing bank deposits	79,552	75,039
Available for sale securities	1,845	--
Trade accounts receivable	27,947	17,362
Inventories	18,118	17,827
Deferred income tax assets	137	1,850
Other current assets	3,922	2,549
	149,063	130,590
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	750	405
Other long-term assets	230	516
Severance pay funds	1,852	1,873
	2,832	2,794

FIXED ASSETS, NET	10,382	8,660

TOTAL ASSETS	162,277	142,044

CURRENT LIABILITIES
Trade accounts payable	15,599	10,819
Deferred income	3,420	4,775
Other current liabilities	11,448	8,444
	30,467	24,038

LONG-TERM LIABILITIES
Liability for employee severance pay	2,798	2,806
Deferred income	341	159
Other long-term liability	7	270
	3,146	3,235

SHAREHOLDERS' EQUITY	128,664	114,771

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	162,277	142,044

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	December 31, 2013	September 30, 2013	December 31, 2012

REVENUES
Products	24,739	19,911	17,016
Services	5,450	5,860	5,082
	30,189	25,771	22,098

COST OF REVENUES
Products	10,299	9,045	7,390
Services	4,018	3,626	3,644
	14,317	12,671	11,034

GROSS PROFIT	15,872	13,100	11,064

OPERATING EXPENSES
Research and Development expenses, net	7,491	7,021	7,117
Sales and Marketing expenses	3,128	2,643	3,102
General and Administration expenses	1,350	1,256	1,191
	11,969	10,920	11,410

OPERATING PROFIT (LOSS)	3,903	2,180	(346)

INTEREST INCOME, NET	60	257	337

INCOME (LOSS) BEFORE INCOME TAXES	3,963	2,437	(9)

INCOME TAX BENEFIT (EXPENSES)	(886)	(197)	2,481

NET INCOME FOR THE PERIOD	3,077	2,240	2,472

Earnings per share:
Basic	0.11	0.08	0.09
Diluted	0.11	0.08	0.09

Shares used for calculation of earnings per share:
Basic	27,268	27,237	26,679
Diluted	27,548	27,503	27,317

NOVA MEASURING INSTRUMENTS LTD.
ANNUAL CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Year ended
	December 31, 2013	December 31, 2012

REVENUES
Products	89,410	77,212
Services	22,099	18,956
	111,509	96,168

COST OF REVENUES
Products	37,765	31,734
Services	14,673	13,280
	52,438	45,014

GROSS PROFIT	59,071	51,154

OPERATING EXPENSES
Research & Development expenses, net	29,578	24,594
Sales & Marketing expenses	11,963	11,998
General & Administration expenses	5,197	3,978
	46,738	40,570

OPERATING PROFIT	12,333	10,584

INTEREST INCOME, NET	693	1,368

INCOME BEFORE INCOME TAXES	13,026	11,952

INCOME TAX EXPENSES	2,511	124

NET INCOME FOR THE YEAR	10,515	11,828

Net income per share:
Basic	0.39	0.44
Diluted	0.38	0.43

Shares used for calculation of net income per share:
Basic	27,091	26,619
Diluted	27,373	27,277

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)
	Three months ended
	December 31, 2013	September 30, 2013	December 31, 2012

CASH FLOW – OPERATING ACTIVITIES

Net income for the period	3,077	2,240	2,472
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	945	907	858
Loss related to equipment and inventory damage	-	-	509
Amortization of deferred stock-based compensation	518	368	609
Increase (decrease) in liability for employee termination benefits, net	(37)	(1)	104
Deferred income taxes	460	116	(1,806)
Increase in trade accounts receivables	(7,118)	(1,112)	(2,461)
Decrease (increase) in inventories	(1,950)	144	143
Decrease (increase) in other current and long term Assets	(291)	(1,064)	250
Increase (decrease) in trade accounts payables and other long-term liabilities	4,489	250	(2,392)
Increase in other current liabilities	1,600	614	414
Increase (decrease) in short and long term deferred income	(234)	793	207
Net cash provided by (used in) operating activities	1,459	3,255	(1,093)

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	4,367	(4,548)	(18,110)
Decrease (increase) in long-term interest-bearing bank deposits	(345)	-	140
Investment in short-term available for sale securities	(1,845)	-	-
Proceeds from short-term held to maturity securities	-	-	1,554
Additions to fixed assets	(1,974)	(761)	(1,512)
Net cash provided by (used in) investment activities	203	(5,309)	(17,928)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	123	12	12
Net cash provided by financing activities	123	12	12

Increase (decrease) in cash and cash equivalents	1,785	(2,042)	(19,009)
Cash and cash equivalents – beginning of period	15,757	17,799	34,972
Cash and cash equivalents – end of period	17,542	15,757	15,963

NOVA MEASURING INSTRUMENTS LTD.
ANNAUL CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended
	December 31, 2013	December 31, 2012
CASH FLOW – OPERATING ACTIVITIES

Net income for the year	10,515	11,828

Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	3,522	2,783
Loss related to equipment and inventory damage	148	509
Amortization of deferred stock-based compensation	2,095	1,927
Increase (decrease) in liability for employee termination benefits, net	17	(27)
Deferred income taxes	1,898	694
Increase in trade accounts receivables	(10,585)	(3,960)
Increase in inventories	(1,783)	(10,513)
Increase in other current and long term assets	(1,234)	(467)
Increase in trade accounts payables and other long term liabilities	4,517	2,510
Increase in other current liabilities	3,054	283
Increase (decrease) in short and long term deferred income	(1,173)	2,151
Net cash provided by operating activities	10,991	7,718

CASH FLOW – INVESTMENT ACTIVITIES

Increase in short-term interest-bearing bank deposits	(4,513)	(8,792)
Decrease (increase) in long-term interest-bearing bank deposits	(345)	140
Investment in short-term available for sale securities	(1,845)	-
Proceeds from short-term held to maturity securities	-	1,582
Reimbursement from insurance claim	219	-
Additions to fixed assets	(4,119)	(3,660)
Net cash used in investment activities	(10,603)	(10,730)

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	1,191	259
Net cash provided by financing activities	1,191	259

Increase (decrease) in cash and cash equivalents	1,579	(2,753)
Cash and cash equivalents – beginning of period	15,963	18,716
Cash and cash equivalents – end of period	17,542	15,963

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	December 31,	September 30,	December 31,
	2013	2013	2012

GAAP Net income for the period	3,077	2,240	2,472

Non-GAAP Adjustments:
Stock based compensation expenses	518	368	609
Deferred income tax expenses (benefit)	460	116	(2,553)
Loss related to equipment and inventory damage	-	-	509

Non-GAAP Net income for the period	4,055	2,724	1,037

Non-GAAP Net income per share:
Basic	0.15	0.10	0.04
Diluted	0.15	0.10	0.04

Shares used for calculation of Non-GAAP net income per share:
Basic	27,268	27,237	26,679
Diluted	27,548	27,503	27,317

	Year ended
	December 31,	December 31,
	2013	2012

GAAP Net income for the year	10,515	11,828

Non-GAAP Adjustments:
Stock based compensation expenses	2,095	1,927
Deferred income taxes expenses (income)	1,898	(53)
Income from insurance claim	(509)	-
Loss related to equipment and inventory damage	148	509

Non-GAAP Net income for the year	14,147	14,211

Non-GAAP Net income per share:
Basic	0.52	0.53
Diluted	0.52	0.52

Shares used for calculation of Non-GAAP net income per share:
Basic	27,091	26,619
Diluted	27,373	27,277